SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Independent and Non-Executive Directors’ Shareholdings in KT Corporation

Director	Title	As of March 7, 2008	Type of shares
Do-Hwan Kim	Independent and Non-Executive Director	2,317	Common stock

Kon-Sik Kim	Independent and Non-Executive Director	1,910	Common stock

Jeong-Ro Yoon	Independent and Non-Executive Director	2,317	Common stock

Thae-Surn Khwarg*	Independent and Non-Executive Director	2,085	Common stock

Jong-Kyoo Yoon	Independent and Non-Executive Director	2,317	Common stock

Stuart B. Solomon*	Independent and Non-Executive Director	857	Common stock

Yi Paul Chang	Independent and Non-Executive Director	1,049	Common stock

*	Mr. Thae-Surn Khwarg and Mr. Stuart B. Solomon are no longer members of KT Corporation’s board of directors, as their term expired on February 29, 2008.

Changes in the Number of Shares Owned by

the Employee Stock Ownership Association

We hereby inform you that the Number of Shares of KT Corporation (NYSE symbol: KTC) owned by the Employee Stock Ownership Association of KT Corporation has changed. Details are as follows:

		Reporting entity	Ownership Ratio
Reporting Date			Number of Common Shares	Ratio (%)
Previous reporting date	August 29, 2006	KT Employee Stock Ownership Association	17,955,786	6.42%
Current reporting date	March 6, 2008	KT Employee Stock Ownership Association	14,835,629	5.39%
Change			Decrease of 3,120,157	Decrease of 1.03%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

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